UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2023

Commission File Number 1-11414

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.
(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(Translation of Registrant’s name into English)

Business Park Torre V, Ave. La Rotonda, Costa del Este
P.O. Box 0819-08730
Panama City, Republic of Panama
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(Registrant)

Date: August 3, 2023	By:	/s/ Ana Graciela de Méndez
	Name:	Ana Graciela de Méndez
	Title:	Chief Financial Officer

Banco Latinoamericano
de Comercio Exterior, S.A.
and Subsidiaries

Unaudited condensed consolidated interim financial statements as of June 30, 2023, and for the three and six months ended June 30, 2023 and 2022

Banco Latinoamericano de Comercio Exterior, S.A.
and Subsidiaries

Contents

Unaudited condensed consolidated interim statement of financial position
Unaudited condensed consolidated interim statement of profit or loss
Unaudited condensed consolidated interim statement of comprehensive income
Unaudited condensed consolidated interim statement of changes in equity
Unaudited condensed consolidated interim statement of cash flows
Notes to the unaudited condensed consolidated interim financial statements

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Unaudited condensed consolidated interim statements of financial position
June 30, 2023 and December 31, 2022
(In thousands of US dollars)

		June 30,	December 31,
		2023	2022
	Notes	(Unaudited)	(Audit)
Assets
Cash and due from banks	3,4,5	1,820,024	1,241,586

Securities, net	3,4,6	1,009,857	1,023,632

Loans, net	3,4,7	6,820,865	6,760,434

Customers' liabilities under acceptances	3,4	310,814	163,345
Derivative financial instruments - assets	3,4,10	138,877	68,159
Equipment and leasehold improvements, net		16,979	17,282
Intangibles, net		2,255	2,104
Other assets	11	14,021	7,368
Total assets		10,133,692	9,283,910

Liabilities and Equity
Liabilities:
Demand deposits		590,589	233,757
Time deposits		3,483,866	2,956,959
	3,4,12	4,074,455	3,190,716
Interest payable		24,783	14,670
Total deposits		4,099,238	3,205,386

Securities sold under repurchase agreements	3,4,13	407,572	300,498
Borrowings and debt, net	3,4,14	4,048,071	4,416,511
Interest payable		49,508	47,878

Lease liabilities	3,15	16,596	16,745
Acceptances outstanding	3,4	310,814	163,345
Derivative financial instruments - liabilities	3,4,10	39,454	33,761
Allowance for losses on loan commitments and financial guarantee contract	3,4	5,269	3,628
Other liabilities	16	29,648	26,811
Total liabilities		9,006,170	8,214,563

Equity:
Common stock		279,980	279,980
Treasury stock		(110,715)	(114,097)
Additional paid-in capital in excess of value assigned to common stock		119,960	120,498
Capital reserves	22	95,210	95,210
Regulatory reserves	22	136,362	136,019
Retained earnings		599,069	543,612
Other comprehensive income (loss)		7,656	8,125
Total equity		1,127,522	1,069,347
Total liabilities and equity		10,133,692	9,283,910
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Unaudited condensed consolidated interim statement of profit or loss
For the three and six months ended June 30, 2023 and 2022
(In thousands of US dollars, except per share data and number of shares)

		Three months ended June 30,		Six months ended June 30,
	Notes	2023	2022	2023	2022
Interest income:
Deposits		19,002	1,756	33,401	2,259
Securities		6,577	6,338	12,962	10,631
Loans		133,923	55,959	256,518	96,167
Total interest income	19	159,502	64,053	302,881	109,057
Interest expense:
Deposits		(50,542)	(8,774)	(90,600)	(12,314)
Borrowings and debt		(54,358)	(22,434)	(104,915)	(38,029)
Lease liabilities	15	(144)	(146)	(288)	(294)
Total interest expense	19	(105,044)	(31,354)	(195,803)	(50,637)

Net interest income		54,458	32,699	107,078	58,420

Other income (expense):
Fees and commissions, net	18	6,507	4,269	11,319	8,218
(Loss) gain on financial instruments, net	9	(3,637)	(74)	(1,933)	492
Other income, net		52	24	91	40
Total other income, net	19	2,922	4,219	9,477	8,750

Total revenues		57,380	36,918	116,555	67,170

Provision for credit losses	3,19	(4,691)	(833)	(11,022)	(8,944)

Operating expenses:
Salaries and other employee expenses		(9,862)	(8,246)	(19,598)	(15,691)
Depreciation of equipment and leasehold improvements		(552)	(515)	(1,099)	(1,048)
Amortization of intangible assets		(190)	(126)	(377)	(250)
Other expenses		(5,019)	(4,176)	(10,439)	(7,096)
Total operating expenses	19	(15,623)	(13,063)	(31,513)	(24,085)
Profit for the period		37,066	23,022	74,020	34,141

Per share data:
Basic earnings per share (in US dollars)	17	1.02	0.63	2.03	0.94
Diluted earnings per share (in US dollars)	17	1.02	0.63	2.03	0.94
Weighted average basic shares (in thousands of shares)	17	36,492	36,313	36,426	36,281
Weighted average diluted shares (in thousands of shares)	17	36,492	36,313	36,426	36,281
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Unaudited condensed consolidated interim statement of comprehensive income
For the three and six months ended June 30, 2023 and 2022
(In thousands of US dollars)

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
Profit for the period	37,066	23,022	74,020	34,141

Other comprehensive income:
Items that are or may be reclassified subsequently to profit or loss:
Change in fair value on financial instruments, net of hedging	3,498	(538)	108	9,447
Reclassification of gains (losses) on financial instruments to profit or loss	(773)	(217)	(577)	95

Other comprehensive income (loss)	2,725	(755)	(469)	9,542

Total comprehensive income for the period	39,791	22,267	73,551	43,683
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Unaudited condensed consolidated interim statement of changes in equity
For the six months ended June 30, 2023 and 2022
(In thousands of US dollars)

	Common stock	Treasury stock	Additional paid-in capital in excess of value assigned to common stock	Capital reserves	Regulatory reserves	Retained earnings	Other comprehensive income	Total equity
Balances at January 1, 2022	279,980	(115,799)	120,043	95,210	136,019	487,885	(11,548)	991,790
Profit for the period	—	—	—	—	—	34,141	—	34,141
Other comprehensive income (loss)	—	—	—	—	—	—	9,542	9,542
Issuance of restricted stock	—	1,148	(1,148)	—	—	—	—	—
Compensation cost - stock options and stock units plans	—	—	1,214	—	—	—	—	1,214
Exercised options and stock units vested	—	663	(663)	—	—	—	—	—
Dividends declared	—	—	—	—	—	(18,150)	—	(18,150)
Balances at June 30, 2022	279,980	(113,988)	119,446	95,210	136,019	503,876	(2,006)	1,018,537

Balances at January 1, 2023	279,980	(114,097)	120,498	95,210	136,019	543,612	8,125	1,069,347
Profit for the period	—	—	—	—	—	74,020	—	74,020
Other comprehensive income (loss)	—	—	—	—	—	—	(469)	(469)
Issuance of restricted stock	—	1,148	(1,148)	—	—	—	—	—
Compensation cost - stock options and stock units plans	—	—	2,844	—	—	—	—	2,844
Exercised options and stock units vested	—	2,234	(2,234)	—	—	—	—	—
Regulatory credit reserve	—	—	—	—	343	(343)	—	—
Dividends declared	—	—	—	—	—	(18,220)	—	(18,220)
Balances at June 30, 2023	279,980	(110,715)	119,960	95,210	136,362	599,069	7,656	1,127,522
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Unaudited condensed consolidated interim statement of cash flows
For the six months ended June 30, 2023 and 2022
(In thousands of US dollars)

	Notes	2023	2022
Cash flows from operating activities
Profit for the period		74,020	34,141
Adjustments to reconcile profit for the period to net cash provided by (used in) operating activities:
Depreciation of equipment and leasehold improvements		1,099	1,048
Amortization of intangible assets		377	250
Provision for credit losses	3	11,022	8,944
Loss on financial instruments at FVTPL	9	—	101
Loss on sale of financial instruments at amortized cost		3,167	—
Compensation cost - share-based payment		2,844	1,214
Net changes in hedging position and foreign currency		27,428	(6,299)
Interest income		(302,881)	(109,057)
Interest expense		195,803	50,637
Changes in operating assets and liabilities:
Pledged deposits		(11,882)	(25,400)
Loans		(14,674)	(1,029,219)
Other assets		(6,679)	(614)
Due to depositors		883,739	73,451
Other liabilities		2,829	17,636
Cash flows provided by (used in) operating activities		866,212	(983,167)
Interest received		298,213	103,561
Interest paid		(178,184)	(40,689)
Net cash provided by (used in) operating activities		986,241	(920,295)

Cash flows from investing activities:
Acquisition of equipment and leasehold improvements		(427)	(443)
Acquisition of intangible assets		(528)	(260)
Proceeds from the sale of securities at amortized cost		45,988	—
Proceeds from the redemption of securities at amortized cost		204,218	71,397
Proceeds from the redemption of securities at FVOCI		78,600	45,600
Purchases of securities at amortized cost		(324,838)	(406,161)
Net cash provided by (used in) investing activities		3,013	(289,867)

Cash flows from financing activities:
Increase in securities sold under repurchase agreements		107,074	259,541
Net (decrease) increase in short-term borrowings and debt	14	(424,273)	228,057
Proceeds from long-term borrowings and debt	14	71,645	511,321
Payments of long-term borrowings and debt	14	(158,416)	(181,329)
Payments of lease liabilities	15	(518)	(494)
Dividends paid		(18,210)	(18,125)
Net cash (used in) provided by financing activities		(422,698)	798,971

Increase (decrease) net in cash and cash equivalents		566,556	(411,191)
Cash and cash equivalents at beginning of the period		1,190,936	1,211,001
Cash and cash equivalents at end of the period	5	1,757,492	799,810
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

1.Corporate information
Banco Latinoamericano de Comercio Exterior, S. A. (“Bladex Head Office” and together with its subsidiaries “Bladex” or the “Bank”), headquartered in Panama City, Republic of Panama, is a specialized multinational bank established to support the financing of foreign trade and economic integration in Latin America and the Caribbean (the “Region”). The Bank was established pursuant to a May 1975 proposal presented to the Assembly of Governors of Central Banks in the Region, which recommended the creation of a multinational organization to increase the foreign trade financing capacity of the Region. The Bank was organized in 1977, incorporated in 1978 as a corporation pursuant to the laws of the Republic of Panama, and initiated operations on January 2, 1979. Under a contract law signed in 1978 between the Republic of Panama and Bladex, the Bank was granted certain privileges by the Republic of Panama, including an exemption from payment of income taxes in Panama.
The Bank operates under a general banking license issued by the National Banking Commission of Panama, predecessor of the Superintendence of Banks of Panama (the “SBP”).
In the Republic of Panama, banks are regulated by the SBP through Executive Decree No. 52 of April 30, 2008, which adopts the unique text of Law Decree No. 9 of February 26, 1998, modified by Law Decree No. 2 of February 22, 2008. Banks are also regulated by resolutions and agreements issued by this entity. The main aspects of this law and its regulations include: the authorization of banking licenses, minimum capital and liquidity requirements, consolidated supervision, procedures for management of credit, liquidity and market risks, measures to prevent money laundering, the financing of terrorism and related illicit activities, and procedures for banking intervention and liquidation, among others.
Bladex Head Office’s subsidiaries are the following:
-    Bladex Holdings Inc. is a wholly owned subsidiary, incorporated under the laws of the State of Delaware, United States of America (USA), on May 30, 2000. Bladex Holdings Inc. has ownership in Bladex Representaçao Ltda.
-    Bladex Representaçao Ltda, incorporated under the laws of Brazil on January 7, 2000, acts as the Bank’s representative office in Brazil. Bladex Representaçao Ltda. is 99.999% owned by Bladex Head Office and the remaining 0.001% is owned by Bladex Holdings Inc.
-    Bladex Development Corp. was incorporated under the laws of the Republic of Panama on June 5, 2014. Bladex Development Corp. is 100% owned by Bladex Head Office.
-    BLX Soluciones, S.A. de C.V., SOFOM, E.N.R. (“BLX Soluciones”) was incorporated under the laws of Mexico on June 13, 2014 and suspended its operations on July 28, 2021. The company specializes in offering financial leasing and other financial products such as loans and factoring. BLX Soluciones is 99.9% owned by Bladex Head Office, and Bladex Development Corp. owns the remaining 0.1%.
Bladex Head Office has an agency in New York City, USA (the “New York Agency”), which began operations on March 27, 1989. The New York Agency is principally engaged in financing transactions related to international trade, mostly the confirmation and financing of letters of credit for customers in the Region. The New York Agency also has authorization to book transactions through an International Banking Facility (“IBF”).
The Bank has representative offices in Buenos Aires, Argentina; in Mexico City, Mexico; and in Bogota, Colombia, and has a representative license in Lima, Peru.
These condensed consolidated interim financial statements were authorized for issue by the Board of Directors on July 18, 2023.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

2.Basis of preparation of the consolidated financial statements
These condensed consolidated interim financial statements of Banco Latinoamericano de Comercio Exterior, S. A. and its subsidiaries have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (IAS 34) issued by the International Accounting Standards Board ("IASB").

As all the disclosures required by IFRS for annual period consolidated financial statements are not included herein, these condensed consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements and the notes thereto as of and for the year ended December 31, 2022, contained in the Bank’s annual audited consolidated financial statements. The condensed consolidated interim statements of profit or loss, other comprehensive income, changes in equity and cash flows for the periods presented are not necessarily indicative of results expected for any future period.

3.Financial risk review

This note presents information about the Bank’s exposure to financial risks:

A. Credit risk

i.Credit quality analysis

The following tables set out information about the credit quality of financial assets measured at amortized cost, and debt instruments at FVOCI. Unless specifically indicated, for financial assets the amounts in the table represent the outstanding gross balances. For loan commitments and financial guarantee contracts, the amounts in the table represent the amounts committed or guaranteed, respectively.

Loans at amortized cost, outstanding balance

	June 30, 2023
	PD Ranges	Stage 1	Stage 2	Stage 3	Total
Grades 1 - 4	0.03 - 0.74	3,001,645	—	—	3,001,645
Grades 5 - 6	0.75 - 3.80	3,390,312	123,808	—	3,514,120
Grades 7 - 8	3.81 - 34.51	235,823	42,681	—	278,504
Grades 9 - 10	34.52 - 100	—	—	10,107	10,107
		6,627,780	166,489	10,107	6,804,376
Loss allowance		(31,016)	(6,023)	(5,629)	(42,668)
Total		6,596,764	160,466	4,478	6,761,708

	December 31, 2022
	PD Ranges	Stage 1	Stage 2	Stage 3	Total
Grades 1 - 4	0.03 - 0.74	2,864,686	—	—	2,864,686
Grades 5 - 6	0.75 - 3.80	3,645,901	50,625	—	3,696,526
Grades 7 - 8	3.81 - 34.51	123,603	48,098	20,000	191,701
Grades 9 - 10	34.52 - 100	—	—	10,107	10,107
		6,634,190	98,723	30,107	6,763,020
Loss allowance		(28,589)	(5,050)	(21,561)	(55,200)
Total		6,605,601	93,673	8,546	6,707,820

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

A.Credit risk (continued)

Loan commitments, financial guarantees issued and customers’ liabilities under acceptances

	June 30, 2023
	12-month PD Ranges	Stage 1	Stage 2	Stage 3	Total
Commitments and financial guarantees issued
Grades 1 - 4	0.03 - 0.74	547,378	—	—	547,378
Grades 5 - 6	0.75 - 3.80	321,247	1,700	—	322,947
Grades 7 - 8	3.81 - 34.51	124,335	3,958	—	128,293
		992,960	5,658	—	998,618

Customers' liabilities under acceptances
Grades 1 - 4	0.03 - 0.74	135,175	—	—	135,175
Grades 5 - 6	0.75 - 3.80	8,237	—	—	8,237
Grades 7 - 8	3.81 - 34.51	167,402	—	—	167,402
		310,814	—	—	310,814
		1,303,774	5,658	—	1,309,432
Loss allowance		(5,177)	(92)	—	(5,269)
Total		1,298,597	5,566	—	1,304,163

	December 31, 2022
	12-month PD Ranges	Stage 1	Stage 2	Stage 3	Total
Commitments and financial guarantees issued
Grades 1 - 4	0.03 - 0.74	302,260	—	—	302,260
Grades 5 - 6	0.75 - 3.80	279,550	1,700	—	281,250
Grades 7 - 8	3.81 - 34.51	195,864	—	—	195,864
		777,674	1,700	—	779,374

Customers' liabilities under acceptances
Grades 1 - 4	0.03 - 0.74	34,258	—	—	34,258
Grades 5 - 6	0.75 - 3.80	19,782	—	—	19,782
Grades 7 - 8	3.81 - 34.51	109,305	—	—	109,305
		163,345	—	—	163,345
		941,019	1,700	—	942,719
Loss allowance		(3,605)	(23)	—	(3,628)
Total		937,414	1,677	—	939,091

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

A.Credit risk (continued)

Securities at amortized cost

	June 30, 2023
	12-month DP Ranges	Stage 1	Stage 2	Stage 3	Total
Grades 1 - 4	0.03 - 0.74	874,546	—	—	874,546
Grades 5 - 6	0.75 - 3.80	92,601	33,090	—	125,691
		967,147	33,090	—	1,000,237
Loss allowance		(1,562)	(693)	—	(2,255)
Total		965,585	32,397	—	997,982

	December 31, 2022
	12-month PD Ranges	Stage 1	Stage 2	Stage 3	Total
Grades 1 - 4	0.03 - 0.74	736,139	—	—	736,139
Grades 5 - 6	0.75 - 3.80	154,248	46,589	—	200,837
Grades 7 - 8	3.81 - 34.51	—	—	4,995	4,995
		890,387	46,589	4,995	941,971
Loss allowance		(2,170)	(1,779)	(4,002)	(7,951)
Total		888,217	44,810	993	934,020
Securities at FVOCI

June 30, 2023
	12-month PD Ranges	Stage 1	Stage 2	Stage 3	Total
Grades 1 - 4	0.03 - 0.74	—	—	—	—
		—	—	—	—
Loss allowance		—	—	—	—
Total		—	—	—	—

	December 31, 2022
	12-month PD Ranges	Stage 1	Stage 2	Stage 3	Total
Grades 1 - 4	0.03 - 0.74	77,972	—	—	77,972
		77,972	—	—	77,972
Loss allowance		(10)	—	—	(10)
Total		77,962	—	—	77,962

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

A. Credit risk (continued)

The following table presents information of the current and past due balances of loans at amortized cost in stages 1, 2 and 3:

	June 30, 2023
	Stage 1	Stage 2	Stage 3	Total
Current	6,627,780	166,489	—	6,794,269
Past due	—	—	10,107	10,107
Total	6,627,780	166,489	10,107	6,804,376

	December 31, 2022
	Stage 1	Stage 2	Stage 3	Total
Current	6,634,190	98,723	—	6,732,913
Defaulters	—	—	20,000	20,000
Past due	—	—	10,107	10,107
Total	6,634,190	98,723	30,107	6,763,020

The following table presents an analysis of counterparty credit exposures arising from derivative transactions. The Bank's derivative fair values are generally secured by cash.

	June 30, 2023
	Notional value USD	Derivative financial instruments - fair value asset	Derivative financial instruments - fair value liabilities
Interest rate swaps	294,966	2,879	(2,038)
Cross-currency swaps	1,144,009	135,998	(37,029)
Foreign exchange forwards	98,010	—	(387)
Total	1,536,985	138,877	(39,454)

	December 31, 2022
	Notional value USD	Derivative financial instruments - fair value asset	Derivative financial instruments - fair value liabilities
Interest rate swaps	368,711	483	(544)
Cross-currency swaps	1,175,570	45,806	(33,217)
Foreign exchange forwards	189,173	21,870	—
Total	1,733,454	68,159	(33,761)

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

A. Credit risk (continued)

ii.Loss allowances

The following tables show reconciliations from the opening to the closing balance of the loss allowance by class of financial instrument.

Loans at amortized cost

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2022	28,589	5,050	21,561	55,200
Transfer to lifetime expected credit losses	(135)	135	—	—
Net effect of changes in allowance for expected credit losses	(1,376)	523	5,212	4,359
Financial instruments that have been derecognized during the period	(12,339)	(526)	—	(12,865)
New instruments originated or purchased	16,277	841	—	17,118
Write-offs	—	—	(21,144)	(21,144)
Allowance for expected credit losses as of June 30, 2023	31,016	6,023	5,629	42,668

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2021	20,115	16,175	5,186	41,476
Transfer to lifetime expected credit losses	(29)	29	—	—
Transfer to 12-month expected credit losses	176	(176)	—	—
Transfer to credit-impaired financial instruments	(130)	—	130	—
Net effect of changes in allowance for expected credit losses	(1,718)	(10,146)	16,072	4,208
Financial instruments that have been derecognized during the year	(12,385)	(832)	—	(13,217)
New instruments originated or purchased	22,560	—	—	22,560
Write-offs	—	—	(893)	(893)
Recoveries	—	—	1,066	1,066
Allowance for expected credit losses as of December 31, 2022	28,589	5,050	21,561	55,200

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

A. Credit risk (continued)

Loan commitments, financial guarantee contracts and customers’ liabilities under acceptances

The allowance for expected credit losses on loan commitments and financial guarantee contracts reflects the Bank’s management estimate of expected credit losses of customers’ liabilities under acceptances and contingent liabilities such as: confirmed letters of credit, stand-by letters of credit, guarantees, and credit commitments.

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2022	3,605	23	—	3,628
Net effect of changes in reserve for expected credit losses	(13)	27	—	14
Financial instruments that have been derecognized during the period	(2,639)	—	—	(2,639)
New instruments originated or purchased	4,248	18	—	4,266
Allowance for expected credit losses as of June 30, 2023	5,177	92	—	5,269

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2021	3,472	331	—	3,803
Transfer to 12-month expected credit losses	133	(133)	—	—
Net effect of changes in reserve for expected credit losses	(160)	(39)	—	(199)
Financial instruments that have been derecognized during the year	(2,981)	(136)	—	(3,117)
New instruments originated or purchased	3,141	—	—	3,141
Allowance for expected credit losses as of December 31, 2022	3,605	23	—	3,628

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

A. Credit risk (continued)

Securities at amortized cost

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2022	2,170	1,779	4,002	7,951
Transfer to lifetime expected credit losses	(60)	60	—	—
Net effect of changes in allowance for expected credit losses	(112)	2,132	1,253	3,273
Financial instruments that have been derecognized during the period	(595)	(2,058)	—	(2,653)
New instruments originated or purchased	159	—	—	159
Write-offs	—	(1,220)	(5,255)	(6,475)
Allowance for expected credit losses as of June 30, 2023	1,562	693	—	2,255

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2021	1,790	—	—	1,790
Transfer to lifetime expected credit losses	(46)	46	—	—
Transfer to credit-impaired financial instruments	(33)	—	33	—
Net effect of changes in allowance for expected credit losses	(13)	941	3,969	4,897
Financial instruments that have been derecognized during the year	(420)	—	—	(420)
New financial assets originated or purchased	892	792	—	1,684
Allowance for expected credit losses as of December 31, 2022	2,170	1,779	4,002	7,951

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

A. Credit risk (continued)

Securities at FVOCI

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2022	10	—	—	10
Financial instruments that have been derecognized during the period	(10)	—	—	(10)
Allowance for expected credit losses as of June 30, 2023	—	—	—	—

	Stage 1	Stage 2	Stage 3	Total
Allowance for expected credit losses as of December 31, 2021	26	—	—	26
Financial instruments that have been derecognized during the year	(16)	—	—	(16)
Allowance for expected credit losses as of December 31, 2022	10	—	—	10

The following table provides a reconciliation between:

–Amounts shown in the previous tables reconciling opening and closing balances of loss allowance per class of financial instrument; and

–The (reversal) provision for credit losses’ line item in the condensed consolidated interim statement of profit or loss.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

A. Credit risk (continued)

June 30, 2023	Loans at amortized cost	Loan commitments and financial guarantee contracts	Securities		Total
			At amortized cost	FVOCI
Net effect of changes in allowance for expected credit losses	4,359	14	3,273	—	7,646
Financial instruments that have been derecognized during the period	(12,865)	(2,639)	(2,653)	(10)	(18,167)
New financial assets originated or purchased	17,118	4,266	159	—	21,543
Total	8,612	1,641	779	(10)	11,022

June 30, 2022	Loans at amortized cost	Loan commitments and financial guarantee contracts	Securities		Total
			At amortized cost	FVOCI
Net effect of changes in allowance for expected credit losses	(1,877)	(329)	437	—	(1,769)
Financial instruments that have been derecognized during the period	(8,140)	(2,569)	(255)	(6)	(10,970)
New financial assets originated or purchased	19,125	1,623	935	—	21,683
Total	9,108	(1,275)	1,117	(6)	8,944

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

A. Credit risk (continued)

iii.Credit-impaired financial assets

Credit-impaired loans and advances are graded 8 to 10 in the Bank’s internal credit risk grading system.

The following table sets out a reconciliation of changes in the carrying amount of the allowance for credit losses for credit-impaired financial assets:

	June 30, 2023	December 31, 2022
Credit-impaired loans at beginning of period	21,561	5,186
Classified as credit-impaired during the period	—	130
Change in allowance for expected credit losses	5,000	14,606
Interest income	212	1,466
Write-offs	(21,144)	(893)
Recoveries of amounts previously written off	—	1,066
Credit-impaired loans at end of period	5,629	21,561

	June 30, 2023	December 31, 2022
Investments at amortized cost with credit impairment at beginning of period	4,002	—
Classified as credit-impaired during the period	—	33
Change in allowance for expected credit losses	1,250	3,717
Interest income	3	252
Write-offs	(5,255)	—
Investments at amortized cost with credit impairment at end of period	—	4,002

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

A. Credit risk (continued)

iv.Concentrations of credit risk

The Bank monitors concentrations of credit risk by sector, industry and country. An analysis of concentrations of credit risk from loans, loan commitments, financial guarantees and securities is as follows.

Concentration by sector and industry

	Loans at amortized cost		Loan commitments and financial guarantee contracts		Securities
					At amortized cost		FVOCI
	June 30, 2023	December 31, 2022	June 30, 2023	December 31, 2022	June 30, 2023	December 31, 2022	June 30, 2023	December 31, 2022
Carrying amount - principal	6,804,376	6,763,020	310,814	163,345	1,000,237	941,971	—	77,972
Amount committed/guaranteed	—	—	998,618	779,374	—	—	—	—

Concentration by sector
Corporations:
Private	2,982,602	2,553,193	564,877	409,139	616,654	543,381	—	24,773
State-owned	877,657	1,115,932	232,847	110,468	20,653	51,388	—	—
Financial institutions:
Private	2,117,645	2,245,385	138,979	120,614	274,850	250,975	—	—
State-owned	719,322	719,882	372,729	302,498	28,616	31,902	—	53,199
Sovereign	107,150	128,628	—	—	59,464	64,325	—	—
Total	6,804,376	6,763,020	1,309,432	942,719	1,000,237	941,971	—	77,972

Concentration by industry
Financial institutions	2,836,967	2,965,266	511,709	423,112	327,846	282,878	—	53,199
Manufacturing	1,617,755	1,341,453	403,165	293,659	369,803	339,914	—	14,898
Oil and petroleum derived products	1,021,382	1,244,491	204,598	104,426	90,518	77,553	—	9,875
Agricultural	295,291	317,037	958	3,854	—	—	—	—
Services	341,331	267,868	77,150	55,430	65,250	64,412	—	—
Mining	217,905	150,707	20,671	—	14,527	24,381	—	—
Sovereign	107,150	128,628	—	—	59,464	64,325	—	—
Other	366,595	347,570	91,181	62,238	72,829	88,508	—	—
Total	6,804,376	6,763,020	1,309,432	942,719	1,000,237	941,971	—	77,972

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

A. Credit risk (continued)

Risk rating and concentration by country

	Loans at amortized cost		Loan commitments and financial guarantee contracts		Securities
					At amortized cost		FVOCI
	June 30, 2023	December 31, 2022	June 30, 2023	December 31, 2022	June 30, 2023	December 31, 2022	June 30, 2023	December 31, 2022
Carrying amount - principal	6,804,376	6,763,020	310,814	163,345	1,000,237	941,971	—	77,972
Amount committed/guaranteed	—	—	998,618	779,374	—	—	—	—
Rating
1-4	3,001,645	2,864,686	682,553	336,518	874,546	736,139	—	77,972
5-6	3,514,120	3,696,526	331,184	301,032	125,691	200,837	—	—
7-8	278,504	191,701	295,695	305,169	—	4,995	—	—
9-10	10,107	10,107	—	—	—	—	—	—
Total	6,804,376	6,763,020	1,309,432	942,719	1,000,237	941,971	—	77,972
Concentration by country
Argentina	50,181	55,598	45,448	—	—	—	—	—
Australia	—	—	—	—	—	9,628	—	—
Belgium	14,255	25,362	—	—	—	—	—	—
Bolivia	—	—	5,365	3,759	—	—	—	—
Brazil	937,897	980,205	99,711	54,907	51,091	69,501	—	—
Canada	—	—	—	—	33,324	13,503	—	—
Chile	509,389	416,714	59,178	44,846	88,727	112,586	—	—
China	—	2,800	—	—	—	—	—	—
Colombia	863,334	702,409	86,045	54,333	34,117	54,484	—	—
Costa Rica	219,401	260,625	51,441	56,718	7,981	9,926	—	—
Denmark	—	—	—	11,880	—	—	—	—
Dominican Republic	518,588	579,918	74,281	27,534	4,767	4,828	—	—
Ecuador	185,677	110,466	251,801	305,168	—	—	—	—
El Salvador	51,072	30,032	—	—	—	—	—	—
France	92,061	126,929	147,787	66,906	—	—	—	—
Germany	—	—	15,000	10,000	14,714	—	—	—
Guatemala	588,692	745,837	57,817	67,456	—	—	—	—
Honduras	198,249	176,270	975	3,615	—	—	—	—
Ireland	—	—	—	—	14,729	9,579	—	—
Israel	—	—	—	—	4,834	4,880	—	—
Jamaica	5,769	14,083	—	—	—	—	—	—
Japan	13,374	14,712	—	—	38,093	4,353	—	—
Korea	—	—	—	—	1,812	—	—	—
Luxembourg	114,694	114,557	—	—	—	—	—	—
Mexico	906,956	823,028	82,773	69,080	90,189	100,870	—	—
Norway	—	—	—	—	9,872	—	—	—
Panama	362,389	533,452	18,568	19,240	29,335	29,065	—	—
Paraguay	96,056	151,287	230	3,430	—	—	—	—
Peru	539,861	478,998	249,446	114,941	18,633	60,575	—	—
Singapore	155,848	152,208	17,474	24,333	—	—	—	—
Trinidad and Tobago	175,421	128,846	—	—	—	—	—	—
United States of America	99,352	53,463	17,349	3,349	514,346	458,193	—	43,464
United Kingdom	40,257	51,221	—	—	28,939	—	—	—
Uruguay	65,603	34,000	28,743	1,224	—	—	—	—
Multilateral	—	—	—	—	—	—	—	34,508
Total	6,804,376	6,763,020	1,309,432	942,719	1,000,237	941,971	—	77,972

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

A. Credit risk (continued)

v.Offsetting financial assets and liabilities

The following tables include financial assets and liabilities that are offset in the condensed consolidated interim financial statement or subject to an enforceable master netting arrangement:

a)Derivative financial instruments – assets

	June 30, 2023
	Gross amounts of assets	Gross amounts offset in the consolidated statement of financial position	Net amount of assets presented in the consolidated statement of financial position	Gross amounts not offset in the consolidated statement of financial position		Net amount
				Financial instruments	Cash collateral received
Derivative financial instruments used for hedging	138,877	—	138,877	—	(135,021)	3,856
Total	138,877	—	138,877	—	(135,021)	3,856

	December 31, 2022
	Gross amounts of assets	Gross amounts offset in the consolidated statement of financial position	Net amount of assets presented in the consolidated statement of financial position	Gross amounts not offset in the consolidated statement of financial position		Net amount
				Financial instruments	Cash collateral received
Derivative financial instruments used for hedging	68,159	—	68,159	—	(50,615)	17,544
Total	68,159	—	68,159	—	(50,615)	17,544

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

A. Credit risk (continued)

b)Securities sold under repurchase agreements and derivative financial instruments – liabilities

	June 30, 2023
	Gross amounts of liabilities	Gross amounts offset in the consolidated statement of financial position	Net amount of assets presented in the consolidated statement of financial position	Gross amounts not offset in the consolidated statement of financial position		Net amount
				Financial instruments	Cash collateral received
Securities sold under repurchase agreements	(407,572)	—	(407,572)	450,427	16,655	59,510

Derivative financial instruments used for hedging	(39,454)	—	(39,454)	—	33,877	(5,577)
Total	(447,026)	—	(447,026)	450,427	50,532	53,933

	December 31, 2022
	Gross amounts of liabilities	Gross amounts offset in the consolidated statement of financial position	Net amount of assets presented in the consolidated statement of financial position	Gross amounts not offset in the consolidated statement of financial position		Net amount
				Financial instruments	Cash collateral received
Securities sold under repurchase agreements	(300,498)	—	(300,498)	791,956	22,947	514,405

Derivative financial instruments used for hedging	(33,761)	—	(33,761)	—	17,702	(16,059)
Total	(334,259)	—	(334,259)	791,956	40,649	498,346

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

B.Liquidity risk

i.Exposure to liquidity risk

The following table details the Bank's liquidity ratios:

	June 30, 2023	December 31, 2022
At the end of the period	136.24%	167.46%
Period average	186.63%	132.63%
Maximum of the period	356.99%	276.86%
Minimun of the period	111.49%	81.18%
The following table includes the Bank’s liquid assets by country risk:

	June 30, 2023			December 31, 2022
(in millions of USD dollars)	Cash and due from banks	Securities FVOCI	Total	Cash and due from banks	Securities FVOCI	Total
United State of America	1,695	—	1,695	1,151	43	1,194
Latin America	12	—	12	15	—	15
Multilateral	50	—	50	25	35	60
Total	1,757	—	1,757	1,191	78	1,269

The following table includes the Bank’s demand deposits from customers and its ratio to total deposits from customers:

	June 30, 2023	December 31, 2022
(in millions of USD dollars)
Demand and "overnight" deposits	905	583
Demand and "overnight" deposits to total deposits	22.21%	18.27%

The liquidity requirements resulting from the Bank’s demand deposits from customers is satisfied by the Bank’s liquid assets as follows:

	June 30, 2023	December 31, 2022
(in millions of USD dollars)
Total liquid assets	1,757	1,269
Total assets to total liabilities	43.13%	39.77%
Total liquid assets in the Federal Reserve of the United States of America	84.59%	90.23%

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

B.Liquidity risk (continued)

Even though the average term of the Bank’s assets exceeds the average term of its liabilities, the associated liquidity risk is diminished by the short-term nature of a significant portion of the loan portfolio, since the Bank is primarily engaged in financing foreign trade.

The following table includes the carrying amount for the Bank’s loans and securities short-term portfolio with maturity within one year based on their original contractual term along with its average remaining term:

	June 30, 2023	December 31, 2022
(in millions of USD dollars)
Loan portfolio at amortized cost and investment portfolio less than/equal to 1 year according to its original terms	3,839	4,008
Average term (days)	187	200

The following table includes the carrying amount for the Bank’s loans and securities medium term portfolio with maturity over one year based on their original contractual terms along with their average remaining term:

	June 30, 2023	December 31, 2022
(in millions of USD dollars)
Loan portfolio at amortized cost and investment portfolio greater than/equal to 1 year according to its original terms	3,965	3,775
Average term (days)	1,367	1,367

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

B.Liquidity risk (continued)

ii.Maturity analysis for financial liabilities and financial assets

The following table details the future undiscounted cash flows of financial assets and liabilities grouped by their remaining maturity with respect to the contractual maturity:

	June 30, 2023
	Up to 3 months	3 to 6 months	6 months to 1 year	1 to 5 years	More than 5 years	Gross inflows (outflows)	Carrying amount
Assets
Cash and due from banks	1,820,361	—	—	—	—	1,820,361	1,820,024
Securities	45,344	51,330	113,454	852,352	50,917	1,113,397	1,009,857
Loans	2,133,735	1,545,521	1,295,257	2,389,104	92,974	7,456,591	6,820,865
Derivative financial instruments - assets	13,603	1,271	362	123,641	—	138,877	138,877
Total	4,013,043	1,598,122	1,409,073	3,365,097	143,891	10,529,226	9,789,623

Liabilities
Deposits	(3,187,772)	(535,740)	(286,186)	(133,192)	—	(4,142,890)	(4,099,238)
Securities sold under repurchase agreements	(255,622)	(24,353)	(138,089)	—	—	(418,064)	(407,572)
Borrowings and debt	(872,580)	(877,581)	(355,739)	(2,149,440)	(28,520)	(4,283,860)	(4,097,579)
Lease liabilities	(259)	(234)	(484)	(4,258)	(11,361)	(16,596)	(16,596)
Derivative financial instruments - liabilities	(1,746)	(197)	(18,445)	(16,952)	(2,114)	(39,454)	(39,454)
Total	(4,317,979)	(1,438,105)	(798,943)	(2,303,842)	(41,995)	(8,900,864)	(8,660,439)

Subtotal net position	(304,936)	160,017	610,130	1,061,255	101,896	1,628,362	1,129,184

Off-balance sheet contingencies
Confirmed letters of credit	191,373	110,879	1,230	—	—	303,482
Stand-by letters of credit and guarantees	131,659	29,846	231,819	40,926	—	434,250
Credit commitments	66,677	—	30,634	163,575	—	260,886
Total	389,709	140,725	263,683	204,501	—	998,618
Total net position	(694,645)	19,292	346,447	856,754	101,896	629,744

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

B.Liquidity risk (continued)

	December 31, 2022
	Up to 3 months	3 to 6 months	6 months to 1 year	1 to 5 years	More than 5 years	Gross inflows (outflows)	Carrying amount
Assets
Cash and due from banks	1,241,779	—	—	—	—	1,241,779	1,241,586
Securities	129,983	105,789	98,345	744,996	10,293	1,089,406	1,023,632
Loans	2,294,259	1,478,494	1,223,661	2,244,454	158,967	7,399,835	6,760,434
Derivative financial instruments - assets	4,216	10,831	14,015	39,097	—	68,159	68,159
Total	3,670,237	1,595,114	1,336,021	3,028,547	169,260	9,799,179	9,093,811

Liabilities
Deposits	(2,770,754)	(256,989)	(161,889)	(39,805)	—	(3,229,437)	(3,205,386)
Securities sold under repurchase agreements	(53,418)	(64,513)	(55,144)	(138,286)	—	(311,361)	(300,498)
Borrowings and debt	(776,584)	(895,531)	(934,288)	(2,212,704)	(41,523)	(4,860,630)	(4,464,389)
Lease liabilities	(384)	(384)	(738)	(5,769)	(13,771)	(21,046)	(16,745)
Derivative financial instruments - liabilities	(3,702)	(764)	(63)	(26,882)	(2,350)	(33,761)	(33,761)
Total	(3,604,842)	(1,218,181)	(1,152,122)	(2,423,446)	(57,644)	(8,456,235)	(8,020,779)

Subtotal net position	65,395	376,933	183,899	605,101	111,616	1,342,944	1,073,032

Off-balance sheet contingencies
Confirmed letters of credit	166,367	117,398	21,024	—	—	304,789
Stand-by letters of credit and guarantees	132,353	117,750	92,750	8,772	—	351,625
Credit commitments	—	13,102	32,906	76,952	—	122,960
Total	298,720	248,250	146,680	85,724	—	779,374
Total net position	(233,325)	128,683	37,219	519,377	111,616	563,570

The amounts in the tables above have been compiled as follows:

Type of financial instrument	Basis on which amounts are compiled
Financial assets and liabilities	Undiscounted cash flows, which include estimated interest payments.

Issued financial guarantee contracts, and loan commitments	Earliest possible contractual maturity. For issued financial guarantee contracts, the maximum amount of the guarantee is allocated to the earliest period in which the guarantee could be called.

Derivative financial assets and financial liabilities	Contractual undiscounted cash flows. The amounts shown are the gross nominal inflows and outflows for derivatives that simultaneously settle gross or net amounts.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

B.Liquidity risk (continued)

iii.Liquidity reserves

As part of the management of liquidity risk arising from financial liabilities, the Bank holds liquid assets comprising cash and cash equivalents.

The following table sets out the components of the Banks’s liquidity reserves:

	June 30, 2023		December 31, 2022
	Amount	Fair value	Amount	Fair value
Balances with Federal Reserve of the United States of America	1,486,676	1,486,676	1,144,896	1,144,896
Cash and due from banks (1)	270,816	270,816	46,040	46,040
Total	1,757,492	1,757,492	1,190,936	1,190,936
(1)Excludes pledged deposits.

iv.Financial assets available to support future funding

The following table sets out the Bank’s financial assets available to support future funding:

	June 30, 2023		December 31, 2022
	Pledged as collateral	Available as collateral	Pledged as collateral	Available as collateral
Cash and due from banks	62,532	1,757,492	50,649	1,190,936
Securities	450,855	550,349	331,571	672,042
Loans at amortized cost	—	6,804,376	—	6,763,020
Total	513,387	9,112,217	382,220	8,625,998

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

C.Market risk

The Bank manages market risk by considering the consolidated financial situation of the Bank.

i.Interest rate risk

The table below details the Bank's exposure based on interest rate repricing/maturity date on interest-bearing financial assets and liabilities:

	June 30, 2023
	Up to 3 months	3 to 6 months	6 months to 1 year	1 to 5 years	More than 5 years	Without interest rate risk	Total
Assets
Cash and due from banks	1,811,116	—	—	—	—	8,908	1,820,024
Securities	39,482	40,982	69,868	804,995	44,910	—	1,000,237
Loans	4,224,088	1,648,062	709,911	204,221	18,094	—	6,804,376
Total	6,074,686	1,689,044	779,779	1,009,216	63,004	8,908	9,624,637

Liabilities
Demand deposits and time deposits	(3,157,279)	(518,779)	(270,579)	(114,222)	—	(13,596)	(4,074,455)
Securities sold under repurchase agreements	(252,260)	(23,686)	(131,626)	—	—	—	(407,572)
Borrowings and debt	(2,090,715)	(789,493)	(152,808)	(1,001,192)	(13,863)	—	(4,048,071)
Total	(5,500,254)	(1,331,958)	(555,013)	(1,115,414)	(13,863)	(13,596)	(8,530,098)

Net effect of derivative financial instruments held for interest risk management	12,046	1,271	(18,082)	106,689	(2,114)	—	99,810
Total interest rate sensitivity	586,478	358,357	206,684	491	47,027	(4,688)	1,194,349

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

C.Market risk (continued)

	December 31, 2022
	Up to 3 months	3 to 6 months	6 months to 1 year	1 to 5 years	More than 5 years	Without interest rate risk	Total
Assets
Cash and due from banks	1,233,700	—	—	—	—	7,886	1,241,586
Securities	112,736	114,815	82,666	701,749	7,977	—	1,019,943
Loans	2,956,268	2,531,067	1,007,343	240,949	27,393	—	6,763,020
Total	4,302,704	2,645,882	1,090,009	942,698	35,370	7,886	9,024,549

Liabilities
Demand deposits and time deposits	(2,746,776)	(250,299)	(153,862)	(35,082)	—	(4,697)	(3,190,716)
Securities sold under repurchase agreements	(52,164)	(62,968)	(53,740)	(131,626)	—	—	(300,498)
Borrowings and debt	(1,354,457)	(953,503)	(1,083,543)	(999,151)	(25,857)	—	(4,416,511)
Total	(4,153,397)	(1,266,770)	(1,291,145)	(1,165,859)	(25,857)	(4,697)	(7,907,725)

Net effect of derivative financial instruments held for interest risk management	476	41	2,145	12,215	(2,350)	—	12,527
Total interest rate sensitivity	149,783	1,379,153	(198,991)	(210,946)	7,163	3,189	1,129,351

Following is an analysis of the Bank’s sensitivity to the most likely increase or decrease in market interest rates at the reporting date, assuming no asymmetrical movements in yield curves and a constant financial position:

	Change in interest rate	Effect on profit or loss	Effect on equity
June 30, 2023	+50 bps	3,148	(4,573)
	-50 bps	(3,345)	4,734

December 31, 2022	+50 bps	4,559	676
	-50 bps	(4,629)	(206)
Interest rate movements affect reported equity in the following ways:
-    Retained earnings: increases or decreases in net interest income and in fair values of derivatives reported in profit or loss;
-    Fair value reserve: increases or decreases in fair values of financial assets at FVOCI reported directly in equity; and
-    Hedging reserve: increases or decreases in fair values of hedging instruments designated in qualifying cash flow hedge relationships.
This sensitivity provides an analysis of changes in interest rates, considering the previous year´s interest rate volatility.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

C.Market risk (continued)
Managing interest rate benchmark reform and any risks arising due to reform

As of June 30, 2023, the Bank has USD LIBOR exposures totaling $181 million in syndicated credit facilities that have yet to incorporate to an alternative reference rate and or transition language in the respective agreements. The Bank's Administration has assessed possible impacts and does not foresee material risks with the process of updating those contracts by the relevant acting administrative agents to incorporate the necessary provisions therein. The Bank expects the process of incorporating such changes to take place before each transaction repricing date.

ii.     Foreign exchange risk
The following table presents the maximum exposure amount in foreign currency of the Bank’s carrying amount of total assets and liabilities, except for hedging relationships

	June 30, 2023
	Brazilian real	European euro	Japanese yen	Colombian peso	Mexican peso	Other currencies (1)	Total
Exchange rate	4.79	1.09	144.28	4,166.67	17.12
Assets
Cash and due from banks	33	188	3	96	2,102	23	2,445
Loans	—	13,640	—	—	415,885	—	429,525
Total	33	13,828	3	96	417,987	23	431,970

Liabilities
Borrowings and debt	—	(13,640)	—	—	(417,762)	—	(431,402)
Total	—	(13,640)	—	—	(417,762)	—	(431,402)

Net currency position	33	188	3	96	225	23	568

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

3.Financial risk review (continued)

C.Market risk (continued)

	December 31, 2022
	Brazilian real	European euro	Japanese yen	Colombian peso	Mexican peso	Other currencies (1)	Total
Exchange rate	5.29	1.07	130.96	4,854.37	19.50
Assets
Cash and due from banks	26	53	4	9	5,439	38	5,569
Loans	—	—	—	—	301,765	—	301,765
Total	26	53	4	9	307,204	38	307,334

Liabilities
Borrowings and debt	—	—	—	—	(306,603)	—	(306,603)
Total	—	—	—	—	(306,603)	—	(306,603)

Net currency position	26	53	4	9	601	38	731

(1) It includes other currencies such as: Argentine pesos, Australian dollar, Swiss franc and Sterling pound.
.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

4.Fair value of financial instruments

A.Recurring valuation

Financial instruments measured at fair value on a recurring basis by caption on the condensed consolidated interim statement of financial position using the fair value hierarchy are described below:

	June 30, 2023
	Level 1	Level 2	Level 3	Total
Assets
Derivative financial instruments - assets:
Interest rate swaps	—	2,879	—	2,879
Cross-currency swaps	—	135,998	—	135,998
Total assets at fair value	—	138,877	—	138,877

Liabilities
Derivative financial instruments - liabilities:
Interest rate swaps	—	2,038	—	2,038
Cross-currency swaps	—	37,029	—	37,029
Foreign exchange forwards	—	387	—	387
Total liabilities at fair value	—	39,454	—	39,454

	December 31, 2022
	Level 1	Level 2	Level 3	Total
Assets
Securities at FVOCI - Corporate debt	—	78,372	—	78,372

Derivative financial instruments - assets:
Interest rate swaps	—	483	—	483
Cross-currency swaps	—	45,806	—	45,806
Foreign exchange forwards	—	21,870	—	21,870
Total derivative financial instrument assets	—	68,159	—	68,159
Total assets at fair value	—	146,531	—	146,531

Liabilities
Derivative financial instruments - liabilities:
Interest rate swaps	—	544	—	544
Cross-currency swaps	—	33,217	—	33,217
Total derivative financial instruments - liabilities	—	33,761	—	33,761
Total liabilities at fair value	—	33,761	—	33,761

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

4.Fair value of financial instruments (continued)

B.Non-recurring valuation

The following table provides information on the carrying amount and the estimated fair value of the Bank’s financial instruments that are not measured on a recurring basis:

	June 30, 2023
	Carrying amount	Fair value	Level 1	Level 2	Level 3
Assets
Cash and deposits on banks	1,820,024	1,820,024	—	1,820,024	—
Securities at amortized cost (1)	1,009,857	973,210	—	964,199	9,011
Loans at amortized cost (2)	6,820,865	6,845,824	—	6,845,824	—
Customers' liabilities under acceptances	310,814	310,814	—	310,814	—

Liabilities
Deposits	4,099,238	4,099,238	—	4,099,238	—
Securities sold under repurchase agreements	407,572	407,572	—	407,572	—
Borrowings and debt, net	4,048,071	4,034,583	—	4,034,583	—
Acceptances outstanding	310,814	310,814	—	310,814	—

	December 31, 2022
	Carrying amount	Fair value	Level 1	Level 2	Level 3
Assets
Cash and deposits on banks	1,241,586	1,241,586	—	1,241,586	—
Securities at amortized cost (1)	945,260	895,154	—	894,034	1,120
Loans at amortized cost, net (2)	6,760,434	6,785,652	—	6,785,652	—
Customers' liabilities under acceptances	163,345	163,345	—	163,345	—

Liabilities
Deposits	3,205,386	3,205,386	—	3,205,386	—
Securities sold under repurchase agreements	300,498	300,498	—	300,498	—
Borrowings and debt, net	4,416,511	4,389,902	—	4,389,902	—
Acceptances outstanding	163,345	163,345	—	163,345	—
(1)The carrying amount of securities at amortized cost is net of accrued interest receivable of $11.9 million and the allowance for expected credit losses of $2.3 million as of June 30, 2023 (accrued interest receivable of $11.2 million and the allowance for expected credit losses of $8.0 million as of December 31, 2022).
(2)The carrying amount of loans at amortized cost is net of accrued interest receivable of $81.8 million, the allowance for expected credit losses of $42.7 million and unearned interest and deferred fees of $22.7 million as of June 30, 2023 (accrued interest receivable of $70.0 million, the allowance for expected credit losses of $55.2 million and unearned interest and deferred fees of $17.3 million as of December 31, 2022).

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

5.Cash and due from banks

The following table presents the details of interest-bearing deposits in banks and restricted deposits:

	June 30, 2023	December 31, 2022
Unrestricted deposits with the Federal Reserve of the United States of America	1,486,676	1,144,896
Cash and non-interest-bearing deposits in other banks	8,908	7,886
Cash and interest-bearing deposits in other banks(1)	324,440	88,804
Total cash and due from banks	1,820,024	1,241,586

Less:
Time deposits with original maturity over 90 days and other restricted deposits (1)	62,532	50,650
Total cash and due from banks in the consolidated statement of cash flows	1,757,492	1,190,936

The following table presents the restricted deposits classified by country risk:

	June 30, 2023	December 31, 2022
Switzerland	16,626	16,797
Japan	15,240	—
United States of America(1)	12,537	11,387
Spain	11,128	12,814
Germany	5,721	5,380
Canada	1,280	—
United Kingdom	—	4,272
Total	62,532	50,650

(1)As a June 30, 2023 includes restricted deposit of $12.0 million (December 31, 2023: $10.0 million) with the New York State Department of Financial Services under March 1994 legislation and margin call deposits collateralizing derivative financial instrument transactions.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

6.Securities

Securities are presented as follows:

June 30, 2023	Amortized cost	FVOCI	Total
Principal	1,000,237	0	1,000,237
Interest receivable	11,875	0	11,875
Allowance	(2,255)	—	(2,255)
	1,009,857	0	1,009,857

December 31, 2022	Amortized cost	FVOCI	Total
Principal	941,971	77,972	1,019,943
Interest receivable	11,240	400	11,640
Allowance	(7,951)	—	(7,951)
	945,260	78,372	1,023,632

Securities by contractual maturity are shown in the following table:

June 30, 2023	Amortized cost	FVOCI	Total
Due within 1 year	164,924	—	164,924
After 1 year but within 5 years	790,403	—	790,403
After 5 years but within 10 years	44,910	—	44,910
Balance - principal	1,000,237	—	1,000,237

December 31, 2022	Amortized cost	FVOCI	Total
Due within 1 year	222,666	77,972	300,638
After 1 year but within 5 years	711,328	—	711,328
After 5 years but within 10 years	7,977	—	7,977
Balance - principal	941,971	77,972	1,019,943

The following table includes the securities pledged to secure repurchase transactions (see note 13):

	June 30, 2023	December 31, 2022
Securities pledged to secure repurchase transactions	450,427	345,187

Securities sold under repurchase agreements	(407,572)	(300,498)

As of June 30, 2023, sales were made for $49.1 million of investments at amortized cost classified as Stage 2 with a significant increase in their credit risk. These sales resulted in write-off against reserves of $1.2 million and losses on sale of $3.2 million attributable to market risk. These sales were made based on compliance with the Bank's strategy to manage the credit risk of its investment portfolio.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

7.Loans

The following table presents the loan portfolio according to its classification and subsequent measurement:

	June 30, 2023	December 31, 2022
Loans, outstanding balance	6,804,376	6,763,020
Interest receivable	81,834	69,965
Loss allowance	(42,668)	(55,200)
Unearned interest and deferred fees	(22,677)	(17,351)
Loans, net	6,820,865	6,760,434

The fixed and floating interest rate distribution of the loan portfolio is as follows:

	June 30, 2023	December 31, 2022
Fixed interest rate	3,716,389	3,827,083
Floating interest rates	3,087,987	2,935,937
Total	6,804,376	6,763,020

As of June 30, 2023, and December 31, 2022, 73% and 79% of the loan portfolio at fixed interest rates has remaining maturities of less than 180 days. Interest rates on loans ranges from 1.27% to 16.50% (December 31, 2022: 1.27% to 15.32%).

The following table details information relating to loans granted to class A and B shareholders:

	June 30, 2023	December 31, 2022
Loans to class A and B shareholders	634,745	834,768
% Loans to class A and B shareholders over total loan portfolio	9%	12%
% Class A and B stockholders with loans over number of class A and B stockholders	13%	11%

8.Loan commitments and financial guarantee contracts

The Bank’s outstanding loan commitments and financial guarantee contracts are as follows:

	June 30, 2023	December 31, 2022
Documentary letters of credit	303,482	304,789
Stand-by letters of credit and guarantees - commercial risk	434,250	351,625
Credit commitments	260,886	122,960
Total	998,618	779,374

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

8.Loan commitments and financial guarantee contracts (continued)

The remaining maturity profile of the Bank’s outstanding loan commitments and financial guarantee contracts is as follows:

	June 30, 2023	December 31, 2022
Up to 1 year	800,117	693,650
From 1 to 2 years	57,464	15,956
Over 2 to 5 years	141,037	69,768
Total	998,618	779,374

9.Gain (loss) on financial instruments, net

The amounts that were recognized in profit or loss related to the results of financial instruments are detailed below:

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
Gain (loss) on derivative financial instruments and foreign currency exchange, net	(1,837)	(74)	1,234	492
Loss on sale of financial instruments at amortized cost	(1,800)	—	(3,167)	—
Total	(3,637)	(74)	(1,933)	492

As of June 30, 2023, sales were made for $49.1 million of investments at amortized cost classified as Stage 2 with a significant increase in their credit risk. These sales resulted in write-off against reserves of $1.2 million and losses on sale of $3.2 million attributable to market risk. These sales were made based on compliance with the Bank's strategy to manage the credit risk of its investment portfolio.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

10. Derivative financial instruments

The following table details quantitative information on the notional amounts and carrying amounts of the derivative instruments used for hedging by type of risk hedged and type of hedge:

	June 30, 2023
	Nominal amount	Carrying amount of hedging instruments
		Asset (1)	Liability (1)
Interest rate risk
Fair value hedges	254,966	2,805	(2,038)
Cash flow hedges	40,000	74	—
Interest rate and foreign exchange risk
Fair value hedges	272,214	30,359	(17,080)
Cash flow hedges	871,795	105,639	(19,949)
Foreign exchange risk
Cash flow hedges	98,010	—	(387)
	1,536,985	138,877	(39,454)

	December 31, 2022
	Nominal amount	Carrying amount of hedging instruments
		Asset (1)	Liability (1)
Interest rate risk
Fair value hedges	293,711	340	(543)
Cash flow hedges	75,000	143	(1)
Interest rate and foreign exchange risk
Fair value hedges	252,793	4,129	(16,237)
Cash flow hedges	922,777	41,677	(16,980)
Foreign exchange risk
Cash flow hedges	189,173	21,870	—
	1,733,454	68,159	(33,761)

(1)Included in the consolidated statement of financial position under the line Derivative financial instruments - assets or liabilities.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

10.Derivative financial instruments (continued)

A.Fair value hedges

The following table details the notional amounts and carrying amounts of derivative instruments used in fair value hedges by type of risk and hedged item, along with the changes during the years used to determine and recognize the ineffectiveness of the hedge:

	June 30, 2023
	Nominal amount	Carrying amount of hedging instruments		Changes in fair value used to calculate hedge ineffectiveness (2)	Ineffectiveness recognized in profit or loss (2)
		Asset (1)	Liability (1)
Interest rate risk
Loans	50,381	—	(1,409)	(1,266)	2
Securities at amortized cost	10,000	178	—	(15)	69
Deposits	6,000	—	(28)	(26)	2
Borrowings and debt	188,585	2,627	(601)	980	61
Interest rate and foreign exchange risk
Loans	—	—	—	(113)	467
Borrowings and debt	272,214	30,359	(17,080)	27,381	292
Total	527,180	33,164	(19,118)	26,941	893

	December 31, 2022
	Nominal amount	Carrying amount of hedging instruments		Changes in fair value used to calculate hedge ineffectiveness (2)	Ineffectiveness recognized in profit or loss (2)
		Asset (1)	Liability (1)
Interest rate risk
Loans	155,511	134	(543)	1,607	(18)
Securities at amortized cost	10,000	178	—	167	(62)
Borrowings and debt	128,200	28	—	(3,457)	(111)
Interest rate and foreign exchange risk
Loans	1,938	108	—	(227)	(129)
Borrowings and debt	250,855	4,021	(16,237)	8,072	(1,548)
Total	546,504	4,469	(16,780)	6,162	(1,868)

(1)Included in the consolidated statement of financial position under the line Derivative financial instruments - assets or liabilities.
(2)Included in the consolidated statement of profit or loss under the line Loss on financial instruments, net.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

10.Derivative financial instruments (continued)

A.Fair value hedges (continued)

The following table details the notional amounts and carrying amounts of the fair value hedged items by type of risk and hedged item, along with the changes during the period used to determine and recognize the ineffectiveness of the hedge:

	June 30, 2023
	Carrying amount of hedged items		Line in the consolidated statement of financial position that includes the carrying amount of the hedged items	Accumulated amount of fair value hedge adjustments included in the carrying amount of the hedged items	Changes in fair value of the hedged items used to calculate hedge ineffectiveness(1)
	Asset	Liability
Interest rate risk
Loans	52,293	—	Loans, net	(357)	1,268
Securities at amortized cost	9,810	—	Securities, net	(144)	84
Deposits	—	(5,997)	Demand Deposits	28	28
Borrowings and debt	—	(191,615)	Borrowings and debt, net	2,431	(919)
Interest rate and foreign exchange risk
Loans	—	—	Loans, net	—	580
Borrowings and debt	—	(290,784)	Borrowings and debt, net	(15,364)	(27,089)
Total	62,103	(488,396)		(13,406)	(26,048)

	December 31, 2022
	Carrying amount of hedged items		Line in the consolidated statement of financial position that includes the carrying amount of the hedged items	Accumulated amount of fair value hedge adjustments included in the carrying amount of the hedged items	Changes in fair value of the hedged items used to calculate hedge ineffectiveness(1)
	Asset	Liability
Interest rate risk
Loans	157,136	—	Loans, net	(1,625)	(1,625)
Securities at amortized cost	9,654	—	Securities, net	(229)	(229)
Borrowings and debt	—	(129,306)	Borrowings and debt, net	3,350	3,346
Interest rate and foreign exchange risk
Loans	1,839	—	Loans, net	(580)	98
Borrowings and debt	—	(243,851)	Borrowings and debt, net	11,612	(9,620)
Total	168,629	(373,157)		12,528	(8,030)

(1)Included in the consolidated statement of profit or loss under the line Loss on financial instruments, net.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

10.Derivative financial instruments (continued)

A.Fair value hedges (continued)

The following table details the maturity of the notional amount for the derivative instruments used in fair value hedges:

	June 30, 2023
	Interest rate swaps	Cross currency swaps	Total
Less than 1 year	50,381	68,768	119,149
Over 1 to 2 years	57,035	84,647	141,682
Over 2 to 5 years	147,550	108,674	256,224
More than 5 years	—	10,125	10,125
Total	254,966	272,214	527,180

	December 31, 2022
	Interest rate swaps	Cross currency swaps	Total
Less than 1 year	145,511	1,937	147,448
Over 1 to 2 years	20,000	153,415	173,415
Over 2 to 5 years	128,200	87,316	215,516
More than 5 years	—	10,125	10,125
Total	293,711	252,793	546,504

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

10.Derivative financial instruments (continued)

B.Cash flow hedges

The following table details the notional amounts and carrying amounts of derivative instruments used in cash flow hedges by type of risk and hedged item, along with the changes during the period used to determine and recognize the ineffectiveness of the hedge:

	June 30, 2023
		Carrying amount of hedging instruments		Change in fair value used for calculating hedge ineffectiveness	Changes in the fair value of the hedging instruments recognized in OCI (2)	Ineffectiveness recognized in profit or loss (3)	Amount reclassified from the hedge reserve to profit or loss (3)
	Nominal amount	Asset (1)	Liability (1)
Interest rate risk
Borrowings and debt	40,000	74	—	(51)	(51)	—	62
Interest rate and foreign exchange risk
Borrowings and debt	871,795	105,639	(19,949)	62,185	62,502	317	(286)
Foreign exchange risk
Deposits	—	—	—	(37)	(37)	—	(44)
Borrowings and debt	98,010	—	(387)	(22,220)	(22,220)	—	896
Total	1,009,805	105,713	(20,336)	39,877	40,194	317	628

	December 31, 2022
		Carrying amount of hedging instruments		Change in fair value used for calculating hedge ineffectiveness	Changes in the fair value of the hedging instruments recognized in OCI (2)	Ineffectiveness recognized in profit or loss (3)	Amount reclassified from the hedge reserve to profit or loss (3)
	Nominal amount	Asset (1)	Liability (1)
Interest rate risk
Borrowings and debt	75,000	143	(1)	550	551	1	—
Interest rate and foreign exchange risk
Borrowings and debt	922,777	41,677	(16,980)	28,211	27,061	(1,150)	4,914
Foreign exchange risk
Deposits	8,534	37	—	37	37	—	—
Borrowings and debt	180,639	21,833	—	21,833	21,833	—	—
Total	1,186,950	63,690	(16,981)	50,631	49,482	(1,149)	4,914

(1) Included in the consolidated statement of financial position under the line Derivative financial instruments - assets or liabilities.
(2) Included in equity in the consolidated statement of financial position under the line Other comprehensive income (loss).
(3) Included in the consolidated statement of profit or loss under the line Loss on financial instruments, net.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

10.Derivative financial instruments (continued)

B.Cash flow hedges (continued)
The following table details the carrying amounts of the cash flow hedged items by type of risk and hedged item, along with the changes during the period used to determine and recognize the ineffectiveness of the hedge:

	June 30, 2023
	Carrying amount of hedged items		Line in the consolidated statement of financial position that includes the carrying amount of the hedged items	Changes in the fair value of the hedged items used to calculate the hedge ineffectiveness	Cash flow hedge reserve
	Asset	Liability
Interest rate risk
Borrowings and debt	—	(40,422)	Borrowings and debt, net	51	(46)
Interest rate and foreign exchange risk
Borrowings and debt	—	(954,831)	Borrowings and debt, net	(62,502)	(7,545)
Foreign exchange risk
Deposits	—	—	Demand deposits	37	—
Borrowings and debt		(96,419)	Borrowings and debt, net	22,220	3,405
Total	—	(1,091,672)		(40,194)	(4,186)

	December 31, 2022
	Carrying amount of hedged items		Line in the consolidated statement of financial position that includes the carrying amount of the hedged items	Changes in the fair value of the hedged items used to calculate the hedge ineffectiveness	Cash flow hedge reserve
	Asset	Liability
Interest rate risk
Borrowings and debt	—	(75,695)	Borrowings and debt, net	(551)	(97)
Interest rate and foreign exchange risk
Borrowings and debt	—	(943,942)	Borrowings and debt, net	(27,061)	(8,836)
Foreign exchange risk
Deposits	—	(8,566)	Demand deposits	(37)	(44)
Borrowings and debt	—	(196,646)	Borrowings and debt, net	(21,833)	1,836
Total	—	(1,224,849)		(49,482)	(7,141)

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

10.Derivative financial instruments (continued)

B.Cash flow hedge (continued)

The following table details the maturity of the derivative instruments used in cash flow hedges:

	June 30, 2023
	Foreign exchange forward contracts	Interest rate swaps	Cross currency swaps	Total
Less than 1 year	98,010	40,000	356,142	494,152
Over 1 to 2 years	—	—	370,418	370,418
Over 2 to 5 years	—	—	127,949	127,949
More than 5 years	—	—	17,286	17,286
Total	98,010	40,000	871,795	1,009,805

	December 31, 2022
	Foreign exchange forward contracts	Interest rate swaps	Cross currency swaps	Total
Less than 1 year	189,173	75,000	388,035	652,208
Over 1 to 2 years	—	—	194,639	194,639
Over 2 to 5 years	—	—	322,817	322,817
More than 5 years	—	—	17,286	17,286
Total	189,173	75,000	922,777	1,186,950

11.Other assets

Following is a summary of other assets:

	June 30, 2023	December 31, 2022
Accounts receivable	4,918	2,240
Prepaid expenses	4,050	1,120
Prepaid fees and commissions	801	325
Interest receivable - deposits	725	751
IT projects under development	470	425
Severance fund	2,058	2,026
Other	999	481
Total	14,021	7,368

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

12. Deposits

The maturity profile of the Bank’s deposits, excluding interest payable, is as follows:

	June 30, 2023	December 31, 2022
Demand	590,589	233,757
Up to 1 month	1,342,642	999,043
From 1 month to 3 months	630,165	969,960
From 3 month to 6 months	690,413	385,972
From 6 month to 1 year	641,490	554,402
From 1 year to 2 years	161,336	31,287
From 2 years to 5 years	17,820	16,295
Total	4,074,455	3,190,716
The following table presents additional information regarding the Bank’s deposits:

	June 30, 2023	December 31, 2022
Aggregate amount of $100,000 or more	4,074,103	3,190,376
Aggregate amount of deposits in the New York Agency	883,994	526,474

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
Interest expense on deposits made in the New York Agency	11,194	2,136	19,648	3,221

13.Securities sold under repurchase agreements

As of June 30, 2023, and December 31, 2022, the Bank had financing transactions under repurchase agreements for $407.6 million and $300.5 million, respectively.

During the periods ended June 30, 2023 and 2022, interest expense relating to financing transactions under repurchase agreements totaled $4.6 million and $2.7 million, respectively. These expenses are included as interest expense – borrowings and debt in the condensed consolidated interim statement of profit or loss.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

14. Borrowings and debt

Some borrowing agreements include various events of default and covenants relating to minimum capital adequacy ratios, incurrence of additional liens, and asset sales, as well as other customary covenants, representations and warranties. As of June 30, 2023, the Bank was in compliance with all those covenants.

     Carrying amount of borrowings and debt is detailed as follows:

	June 30, 2023
	Short-Term		Long-term
	Borrowings	Debt	Borrowings	Debt	Total
Principal	1,641,771	155,659	595,275	1,662,972	4,055,677
Transaction costs	(408)	(8)	(2,449)	(4,741)	(7,606)
	1,641,363	155,651	592,826	1,658,231	4,048,071

	December 31, 2022
	Short-Term		Long-term
	Borrowings	Debt	Borrowings	Debt	Total
Principal	2,153,351	42,255	650,275	1,580,727	4,426,608
Transaction costs	(1,376)	(5)	(2,952)	(5,764)	(10,097)
	2,151,975	42,250	647,323	1,574,963	4,416,511

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

14.Borrowings and debt (continued)

Short-term borrowings and debt

The breakdown of short-term (original maturity of less than one year, excluding lease liabilities) borrowings and debt, along with contractual interest rates, is as follows:

	June 30, 2023	December 31, 2022
Short-term borrowings:
At fixed interest rates	1,033,211	1,584,776
At floating interest rates	608,560	568,575
Principal	1,641,771	2,153,351
Less: Transaction costs	(408)	(1,376)
Total short-term borrowings, net	1,641,363	2,151,975

Short-term debt:
At fixed interest rates	100,160	—
At floating interest rates	55,499	42,255
Principal	155,659	42,255
Less: Transaction costs	(8)	(5)
Total short-term debt, net	155,651	42,250

Total short-term borrowings and debt	1,797,014	2,194,225

Range of fixed interest rates on borrowings and debt in U.S. dollars	3.82% to 6.21%	1.53% to 6.52%
Range of floating interest rates on borrowings in U.S. dollars	5.92% to 6.09%	4.90% to 5.72%
Range of floating interest rates on borrowings and debt in Mexican pesos	11.75% to 12.65%	10.97% to 12.00%
Range of fixed interest rates on borrowings in Euro	4.15%	—%
Range of floating interest rates on borrowings in Euro	3.90%	—%
Range of fixed interest rates on borrowings and debt in Japanese yen	1.11% to 1.23%	0.84% to 1.23%

The outstanding balances of short-term borrowings and debt by currency, excluding prepaid commissions, are as follows:

	June 30, 2023	December 31, 2022
US dollar	1,166,163	1,593,531
Japanese yen	95,648	196,245
Euros	68,200	—
Mexican peso	467,419	405,830
Carrying amount - principal	1,797,430	2,195,606

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

14.Borrowings and debt (continued)

Long-term borrowings and debt

The breakdown of long-term borrowings and debt (original maturity of more than one year), along with contractual interest rates, plus prepaid commissions are as follows:

	June 30, 2023	December 31, 2022
Long-term borrowings:
At fixed interest rates with due dates from August 2023 to September 2023	45,000	75,000
At floating interest rates with due dates from August 2023 to May 2026	550,275	575,275
Principal	595,275	650,275
Less: Transaction costs	(2,449)	(2,952)
Total long-term borrowings, net	592,826	647,323

Long-term debt:
At fixed interest rates with due dates from March 2024 to November 2034	1,239,081	1,136,743
At floating interest rates with due dates from November 2023 to February 2026	423,891	443,984
Principal	1,662,972	1,580,727
Less: Transaction costs	(4,741)	(5,764)
Total long-term debt, net	1,658,231	1,574,963

Total long-term borrowings and debt, net	2,251,057	2,222,286

Range of fixed interest rates on borrowings and debt in U.S. dollars	0.85% to 5.81%	0.80% to 5.81%
Range of floating interest rates on borrowings and debt in U.S. dollars	6.10% to 6.72%	4.96% to 6.04%
Range of fixed interest rates on borrowings and debt in Mexican pesos	6.50% to 9.20%	6.50% to 9.20%
Range of floating interest rates on borrowings and debt in Mexican pesos	11.69% to 11.80%	10.55% to 10.93%
Range of fixed interest rates on debt in Japanese yens	0.40% to 1.27%	0.40% to 1.27%
Range of fixed interest rates on debt in Euros	0.90% to 3.75%	0.23% to 3.75%
Range of fixed interest rates on debt in Australian dollars	1.41% to 6.81%	1.41% to 6.81%
Range of fixed interest rates on debt in Sterling pounds	1.50%	1.50%
Range of fixed interest rates on debt in Swiss francs	0.35%	0.35%

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

14.Borrowings and debt (continued)

Long-term borrowings and debt (continued)

The outstanding balances of long-term borrowings and debt by currency, excluding prepaid commissions, are as follows:

	June 30, 2023	December 31, 2022
US dollar	1,126,076	1,155,275
Mexican peso	913,300	845,867
Euro	86,218	111,095
Japanese yen	90,293	76,513
Australian dollar	26,489	26,968
Swiss franc	11,172	10,820
Sterling pound	4,699	4,464
Carrying amount - principal	2,258,247	2,231,002

Future payments of long-term borrowings and debt outstanding as of June 30, 2023, are as follows:

Outstanding
2023	57,500
2024	597,802
2025	999,788
2026	267,210
2027	310,770
2028	1,477
2029	13,862
2034	9,838
Carrying amount - principal	2,258,247

The following table presents the reconciliation of movements of borrowings and debt arising from financing activities, as presented in the condensed consolidated interim statement of cash flows:

	2023	2022
Principal as of January 1,	4,416,511	3,304,178
Net increase in short-term borrowings and debt	(424,273)	228,057
Proceeds from long-term borrowings and debt	71,645	511,321
Payments of long-term borrowings and debt	(158,416)	(181,329)
Change in foreign currency rates	137,914	(13,487)
Fair value adjustment due to hedge accounting relationship	2,208	(2,229)
Other adjustments	2,482	(1,791)
Principal as of June 30,	4,048,071	3,844,720
The reconciliation of the movements of the equity accounts that are part of the financing activities are presented in the condensed consolidated interim statement of changes in equity.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

15. Lease liabilities

Maturity analysis of contractual undiscounted cash flows of the lease liabilities is detailed below:

	June 30, 2023	December 31, 2022
Due within 1 year	1,532	1,506
After 1 year but within 5 years	7,559	7,210
After 5 years but within 10 years	11,598	12,330
Total undiscounted lease liabilities	20,689	21,046

Short-term	977	965
Long-term	15,619	15,780
Lease liabilities included in the consolidated statement of financial position	16,596	16,745
Amounts recognized in the condensed consolidated interim statement of cash flows:

	June 30,
	2023	2022
Payments of lease liabilities	518	494

16. Other liabilities

Following is a summary of other liabilities:

	June 30, 2023	December 31, 2022
Accruals and other accumulated expenses	14,000	16,812
Accounts payable	10,306	7,269
Other	5,342	2,730
Total	29,648	26,811

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

17. Earnings per share

The following table presents a reconciliation of profit and share data used in the basic and diluted earnings per share (“EPS”) computations for the dates indicated:

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
(Thousands of U.S. dollars)
Profit for the period	37,066	23,022	74,020	34,141

(U.S. dollars)
Basic earnings per share	1.02	0.63	2.03	0.94
Diluted earnings per share	1.02	0.63	2.03	0.94

(Thousands of shares)
Weighted average of common shares outstanding applicable to basic EPS	36,492	36,313	36,426	36,281

Adjusted weighted average of common shares outstanding applicable to diluted EPS	36,492	36,313	36,426	36,281

18.Fee and commission income

Fee and commission income from contracts with customers broken down by main types of services, are detailed as follows:

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
Structured Loans	788	596	1,184	1,026
Documentary and stand-by letters of credit	5,025	3,491	8,949	6,820
Other commissions, net	694	182	1,186	372
Total	6,507	4,269	11,319	8,218

The following table provides information on the ordinary income that is expected to be recognized on the contracts in force:

June 30, 2023
Up to 1 year	4,736
From 1 to 2 years	523
Total	5,259

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

19.Business segment information

        The following table provides certain information regarding the Bank’s operations by segment:

	Three months ended June 30, 2023			Six months ended June 30, 2023
	Commercial	Treasury	Total	Commercial	Treasury	Total
Interest income	133,923	25,579	159,502	256,518	46,363	302,881
Interest expense	(115)	(104,929)	(105,044)	(230)	(195,573)	(195,803)
Inter-segment net interest income	(85,349)	85,349	—	(163,000)	163,000	—
Net interest income	48,459	5,999	54,458	93,288	13,790	107,078
Other income (expense), net	6,729	(3,807)	2,922	11,721	(2,244)	9,477
Total income	55,188	2,192	57,380	105,009	11,546	116,555

Provision for credit losses	(6,349)	1,658	(4,691)	(10,253)	(769)	(11,022)
Operating expenses	(12,289)	(3,334)	(15,623)	(24,132)	(7,381)	(31,513)
Segment profit (loss)	36,550	516	37,066	70,624	3,396	74,020

Segment assets				7,148,031	2,972,345	10,120,376
Segment liabilities				329,360	8,647,162	8,976,522

	Three months ended June 30, 2022			Six months ended June 30, 2022
	Commercial	Treasury	Total	Commercial	Treasury	Total
Interest income	55,959	8,094	64,053	96,167	12,890	109,057
Interest expense	(117)	(31,237)	(31,354)	(235)	(50,402)	(50,637)
Inter-segment net interest income	(27,151)	27,151	—	(41,987)	41,987	—
Net interest income	28,691	4,008	32,699	53,945	4,475	58,420
Other income (expense), net	4,504	(285)	4,219	8,637	113	8,750
Total income	33,195	3,723	36,918	62,582	4,588	67,170

Provision for credit losses	(472)	(361)	(833)	(7,834)	(1,110)	(8,944)
Operating expenses	(10,283)	(2,780)	(13,063)	(19,083)	(5,002)	(24,085)
Segment profit (loss)	22,440	582	23,022	35,665	(1,524)	34,141

Segment assets				6,914,479	2,001,050	8,915,529
Segment liabilities				165,620	7,708,333	7,873,953

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

19.Business segment information (continued)

The following table shows the reconciliation of information by business segments:

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
Profit for the period	37,066	23,022	74,020	34,141

Assets:
Assets from reportable segments			10,120,376	8,915,529
Other assets - unallocated			13,316	8,976
Total			10,133,692	8,924,505

Liabilities:
Liabilities from reportable segments			8,976,522	7,873,953
Other liabilities - unallocated			29,648	32,015
Total			9,006,170	7,905,968

20.Related party transactions

The detail of the assets and liabilities with related private corporations and financial institutions is as follows:

	June 30, 2023	December 31, 2022
Assets:
Demand deposits	7,787	5,986
Loans, net	72,056	242,024
Securities at amortized cost	9,666	19,593
Customers' liabilities under acceptances	71,997	—
Total	161,506	267,603

Liabilities:
Time deposits	168,555	567,451
Acceptances outstanding	71,997	—
Total	240,552	567,451

Contingencies:
Stand-by letters of credit	1,619	3,350
Loss allowance	(58)	(16)

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

20.Related party transactions (continued)

The detail of income and expenses with related parties is as follows:

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
Interest income:
Loans	1,163	673	2,011	1,057
Securities at amortized cost	56	119	111	221
Total	1,219	792	2,122	1,278
Interest expense:
Deposits	(2,318)	(2,327)	(4,727)	(3,280)

Net interest income (expenses)	(1,099)	(1,535)	(2,605)	(2,002)

Other income (expense):
Fees and commissions, net	250	43	257	81
Loss on financial instruments, net	—	92	—	54
Total other income, net	250	135	257	135

Net income from related parties	(849)	(1,400)	(2,348)	(1,867)

The total compensation paid to directors and the executives as representatives of the Bank amounted to:

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
Expenses:
Compensation costs to directors	756	499	884	722
Compensation costs to executives	1,179	786	5,325	2,488

Compensation costs of Bank´s directors and executives include annual cash retainers and the cost of granted restricted stock and restricted stock units.

21.Litigation
Bladex is not engaged in any litigation that is significant to the Bank’s business or, to the best of the knowledge of Bank’s management, that is likely to have an adverse effect on its business, consolidated financial position or consolidated financial performance.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

22.Applicable laws and regulations

Liquidity index

Rule No. 2-2018 issued by the Superintendence of Banks of Panama (SBP) establishes, as of June 30, 2023, and December 31, 2022, the minimum LCR to be reported to the SBP was 100%. The Bank´s LCR as of June 30, 2023, and December 31, 2022 was 136.24% and 167.46%, respectively.

Rule No. 4-2008 issued by the SBP, establishes that every general license or international license bank must always maintain, a minimum balance of liquid assets equivalent to 30% of the gross total of its deposits in the Republic of Panama or overseas up to 186 days, counted from the reporting date.

The liquidity index reported by the Bank to the regulator as of June 30, 2023 and December 31, 2022 was 93.22% and 100.49%, respectively.

Capital adequacy

The Banking Law in the Republic of Panama and Rules No. 01-2015 and 03-2016. The information corresponding to the total capital adequacy index is as follows:

	June 30, 2023	December 31, 2022
Capital funds	1,133,721	1,072,110
Risk-weighted assets	8,317,464	8,117,913
Capital adequacy index	13.63%	13.21%

Leverage ratio

The table below presents the Bank´s leverage ratio in compliance with Article No.17 of Rule No. 1-2015:

	June 30, 2023	December 31, 2022
Ordinary capital	997,703	936,092
Non-risk-weighted assets	10,268,553	9,606,970
Leverage ratio	9.72%	9.74%

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

22.Applicable laws and regulations (continued)

Specific provisions

Based on the classification of risks, collateral and in compliance with SBP Rule No. 4-2013, the Bank classified the loan portfolio as follows:

	June 30, 2023
	Normal	Special mention	Substandard	Doubtful	Unrecoverable	Total
Loans at amortized cost
Corporations	3,850,152	—	—	—	10,107	3,860,259
Financial institutions:
Private	2,117,645	—	—	—	—	2,117,645
State-owned	719,322	—	—	—	—	719,322
	2,836,967	—	—	—	—	2,836,967
Sovereign	107,150	—	—	—	—	107,150
Total	6,794,269	—	—	—	10,107	6,804,376

Allowance for loan
losses under IFRS (1):	37,039	—	—	—	5,629	42,668

	December 31, 2022
	Normal	Special mention	Substandard	Doubtful	Unrecoverable	Total
Loans at amortized cost
Corporations	3,659,018	—	—	—	10,107	3,669,125
Financial institutions:
Private	2,225,385	—	20,000	—	—	2,245,385
State-owned	719,882	—	—	—	—	719,882
	2,945,267	—	20,000	—	—	2,965,267
Sovereign	128,628	—	—	—	—	128,628
Total	6,732,913	—	20,000	—	10,107	6,763,020

Allowance for loan
losses under IFRS (1):	33,639	—	16,141	—	5,420	55,200

(1) As of June 30, 2023, and December 31, 2022, there is no excess in the specific provision calculated in accordance with Rule No. 8-2014 of the SBP, over the provision calculated in accordance with IFRS.

As of June 30, 2023, and December 31, 2022, there are no restructured loans.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

22.Applicable laws and regulations (continued)
Below is the classification of the loan portfolio by maturity profile based on Rule No. 4-2013 and modified by Rule No. 8-2014:

	June 30, 2023
	Current	Past due	Delinquent	Total
Loans at amortized cost
Corporations	3,850,152	—	10,107	3,860,259
Financial institutions:
Private	2,117,645	—	—	2,117,645
State-owned	719,322	—	—	719,322
	2,836,967	—	—	2,836,967
Sovereign	107,150	—	—	107,150
Total	6,794,269	—	10,107	6,804,376

	December 31, 2022
	Current	Past due	Delinquent	Total
Loans at amortized cost
Corporations	3,659,018	—	10,107	3,669,125
Financial institutions:
Private	2,225,385	20,000	—	2,245,385
State-owned	719,882	—	—	719,882
	2,945,267	20,000	—	2,965,267
Sovereign	128,628	—	—	128,628
Total	6,732,913	20,000	10,107	6,763,020

In accordance with Rule No. 4-2013, as amended by Rule No. 8-2014, non-accruing loans are presented by category as follows:

	June 30, 2023
	Normal	Special mention	Substandard	Doubtful	Unrecoverable	Total
Loans at amortized cost
Impaired loans	—	—	—	—	10,107	10,107
Total	—	—	—	—	10,107	10,107

	December 31, 2022
	Normal	Special mention	Substandard	Doubtful	Unrecoverable	Total
Loans at amortized cost
Impaired loans	—	—	20,000	—	10,107	30,107
Total	—	—	20,000	—	10,107	30,107

	June 30, 2023	December 31, 2022
Non-accruing loans:
Private corporations	10,107	30,107

Interest that would be reversed if the loans had been classified as non-accruing loans	240	1,173
As of June 30, 2023, and December 31, 2022, there was no interest income collected on loans in non-accrual status.

Banco Latinoamericano de Comercio Exterior, S. A. and Subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

(Amounts expressed in thousands of U.S. dollars, unless otherwise indicated)

22.Applicable laws and regulations (continued)

Credit risk coverage - dynamic provision

As of June 30, 2023, and December 31, 2022, the total amount of the dynamic provision calculated according to the guidelines of Rule No. 4-2013 of the SBP is $136 million for both periods, appropriated from retained earnings for purposes of compliance with local regulatory requirements. This allocation is restricted for dividend distribution purposes.

Capital reserve
In addition to capital reserves required by regulations, the Bank maintains a capital reserve of $95.2 million, which was voluntarily established. Pursuant to Article No. 69 of the Banking Law, reduction of capital reserves requires prior approval of SBP

23.Subsequent events

The Bank announced a quarterly cash dividend of $0.25 US dollar cents per share corresponding to the second quarter of 2023. The cash dividend was approved by the Board of Directors on July 20, 2023 and it was payable on August 15, 2023 to the Bank’s stockholders as of July 31, 2023 record date.